Exhibit (a)(12)

 FOR IMMEDIATE RELEASE:
                                    Contact:
                                    Mark Harnett
                                    MacKenzie Partners, Inc.
                                    (212) 929-5877

                                    John FitzSimons
                                    The Dyson-Kissner-Moran Corporation
                                    (212) 885-1626


         THE DYSON-KISSNER-MORAN CORPORATION ANNOUNCES CONSUMMATION
             OF SECOND STEP MERGER WITH OPTEK TECHNOLOGY, INC.

      NEW YORK, June 21, 1999 -- The Dyson-Kissner-Moran Corporation announced today, pursuant to an Agreement and Plan of Merger, dated as of May 12, 1999, by and among The Dyson-Kissner-Moran Corporation, its wholly owned subsidiary DKM Acquisition Corp. and Optek Technology, Inc. (NASDAQ:
 OPTT), that DKM Acquisition Corp. has merged with and into Optek Technology, Inc., resulting in Optek becoming a wholly owned subsidiary of The Dyson-Kissner-Moran Corporation.

      The Dyson-Kissner-Moran Corporation also announced that, as a result of the merger, any outstanding shares of Optek common stock not accepted for payment in connection with its tender offer for the outstanding shares of Optek (other than shares for which appraisal is sought under applicable provisions of Delaware law) would be converted into the right to receive the same $25.50 per share price paid in the tender offer, in cash, upon presentation to The Bank of New York, the Paying Agent for the tender offer, of appropriate documentation by the holder of any such Optek shares. Within the next few days, The Bank of New York will mail to non-tendering stockholders the materials to be used to exchange Optek Technology, Inc. stock certificates for such payment.

      The Dyson-Kissner-Moran Corporation is a privately owned holding company with annual revenues approaching $700 million.

      Optek Technology, Inc. is a leading manufacturer of custom optoelectronic, magnetic and fiber optic sensor products. Optek provides components worldwide for manufacturers of office and computer equipment, automobiles, industrial equipment, aerospace and defense applications, medical equipment and communications equipment. Additional information can be accessed on the Internet at http://www.optekinc.com.